Exhibit 1

NEWS

For Release: IMMEDIATE

Hadera Paper Ltd.
Negotiation for the Renting of Property

Hadera, Israel, August 12, 2008 – Hadera Paper Ltd. (AMEX:AIP) [AIPM] announced today that it is negotiating with Gav Yam Land Corporation Ltd., a company controlled by an indirect controlling shareholder of the Company, for a long term renting of buildings to be built according to Company’s requirements, on an approximately 18.5 acres in Modiin, for the operation of a logistical, industrial and offices center, designated for the Company’s subsidiaries and associated companies, partly intended to replace current renting settlements of the aforesaid companies.

There can be no assurance that a binding agreement will be reached, but if the negotiations matures to a binding agreement, the transaction will be brought to the approval of the Company’s authorized organs, and a detailed report as required by law, will be submitted.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Tel:+972-4-6349408
Leak@aipm.co.il